

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2026

Sudhir Prem Srivastava
Chief Executive Officer
SS Innovations International, Inc.
405, 3rd Floor, iLabs Info Technology Centre
Udyog Vihar, Phase III
Gurugram, Haryana 122016, India

> **Re: SS Innovations International, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 01, 2026**
> **File No. 333-295501**

Dear Sudhir Prem Srivastava:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Dale Bergman, Esq.